Filed Pursuant to Rule 433 Registration Statement No. 333-227001

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated October 1, 2020
Pricing Supplement Dated October __, 2020 to the Product Prospectus Supplement No. CCBN-1 Dated September 10, 2018, the Prospectus Supplement Dated September 7, 2018 and the Prospectus Dated September 7, 2018
$_________ Auto-Callable Contingent Coupon Barrier Notes Linked to the SPDR® S&P® Biotech ETF, Due October 19, 2023 Royal Bank of Canada

Royal Bank of Canada is offering Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the SPDR® S&P® Biotech ETF (the “Reference Asset”). The Notes offered are our senior unsecured obligations, will pay a quarterly Contingent Coupon at the rate and under the circumstances specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement. The Notes do not guarantee any return of principal at maturity. Any payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this terms supplement, and “Risk Factors” beginning on page PS-5 of the product prospectus supplement dated September 10, 2018 and page S-1 of the prospectus supplement dated September 7, 2018.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Trade Date:	October 15, 2020	Principal Amount:	$1,000 per Note
Issue Date:	October 20, 2020	Maturity Date:	October 19, 2023
Observation Dates:	Quarterly, as set forth below.	Coupon Payment Dates:	Quarterly, as set forth below
Valuation Date:	October 16, 2023	Contingent Coupon Rate:	[8.00-9.00]% per annum (to be determined on the Trade Date)
Initial Price:	The closing price of the Reference Asset on the Trade Date.
Final Price:	The closing price of the Reference Asset on the Valuation Date.
Call Price:	100% of the Initial Price.
Trigger Price and Coupon Barrier:	70% of the Initial Price.
Contingent Coupon:
If the closing price of the Reference Asset is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

Payment at Maturity (if held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Price:
For each $1,000 in principal amount, $1,000 plus the Contingent Coupon at maturity, unless the Final Price is less than the Trigger Price.
If the Final Price is less than the Trigger Price, then the investor will receive at maturity, for each $1,000 in principal amount, a cash payment equal to: $1,000 + ($1,000 x Reference Asset Return)
Investors in the Notes will lose some or all of their principal amount if the Final Price of the Reference Asset is less than the Trigger Price.

Call Feature:
If the closing price of the Reference Asset is greater than or equal to the Call Price starting on April 15, 2021 and on any Observation Date thereafter, the Notes will be automatically called for 100% of their principal amount, plus the Contingent Coupon applicable to the corresponding Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to that Observation Date.
CUSIP:	78016EDB0

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	2.25%	$
Proceeds to Royal Bank of Canada	97.75%	$
(1) Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the Notes in these accounts may be between $977.50 and $1,000 per $1,000 in principal amount.
The initial estimated value of the Notes as of the Trade Date is expected to be at least $890 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC (“RBCCM”), acting as our agent, would receive a commission of approximately $22.50 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $22.50 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This terms supplement relates to an offering of Auto-Callable Contingent Coupon Barrier Notes (the “Notes”) linked to the SPDR® S&P® Biotech ETF (the “Reference Asset”).
Issuer:	Royal Bank of Canada (“Royal Bank”)
Trade Date:	October 15, 2020
Issue Date:	October 20, 2020
Valuation Date:	October 16, 2023
Maturity Date:	October 19, 2023
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Designated Currency:	U.S. Dollars
Contingent Coupon:
We will pay you a Contingent Coupon during the term of the Notes, periodically in arrears on each Coupon Payment Date, under the conditions described below:
•       If the closing price of the Reference Asset is greater than or equal to the Coupon Barrier on the applicable Observation Date, we will pay the Contingent Coupon applicable to that Observation Date.
•         If the closing price of the Reference Asset is less than the Coupon Barrier on the applicable Observation Date, we will not pay you the Contingent Coupon applicable to that Observation Date.
You may not receive a Contingent Coupon for one or more quarterly periods during the term of the Notes.

Contingent Coupon Rate:	[8.00-9.00%] per annum ([2.00%-2.25%] per quarter), to be determined on the Trade Date.
Observation Dates:
Quarterly on January 15, 2021, April 15, 2021, July 15, 2021, October 15, 2021, January 18, 2022, April 18, 2022, July 15, 2022, October 17, 2022, January 17, 2023, April 17, 2023, July 17, 2023 and the Valuation Date.

Coupon Payment Dates:
The Contingent Coupon, if payable, will be paid quarterly on January 21, 2021, April 20, 2021, July 20, 2021, October 20, 2021, January 21, 2022, April 21, 2022, July 20, 2022, October 20, 2022, January 20, 2023, April 20, 2023, July 20, 2023 and the Maturity Date.

Record Dates:
The record date for each Coupon Payment Date will be one business day prior to that scheduled Coupon Payment Date; provided, however, that any Contingent Coupon payable at maturity or upon a call will be payable to the person to whom the payment at maturity or upon the call, as the case may be, will be payable.

Call Feature:	If, starting on April 15, 2021 and on any Observation Date thereafter, the closing price of the Reference Asset is greater than or equal to the Call Price, then the Notes will be automatically called.
Call Settlement Dates:	If the Notes are called on any Observation Date starting on April 15, 2021 and thereafter, the Call Settlement Date will be the Coupon Payment Date corresponding to that Observation Date.
Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on that Call Settlement Date.

P-2	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
Initial Price:	The closing price of the Reference Asset on the Trade Date.
Final Price:	The closing price of the Reference Asset on the Valuation Date.
Call Price:	100% of the Initial Price.
Trigger Price and Coupon Barrier:	70% of the Initial Price.
Payment at Maturity (if not previously called and held to maturity):
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Price of the Reference Asset:
•        If the Final Price is greater than or equal to the Trigger Price, we will pay you a cash payment equal to the principal amount plus the Contingent Coupon otherwise due on the Maturity Date.
•        If the Final Price is below the Trigger Price, you will receive at maturity, for each $1,000 in principal amount, a cash payment equal to: $1,000 + ($1,000 x Reference Asset Return)
The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Reference Asset from the Trade Date to the Valuation Date. Investors in the Notes will lose some or all of their principal amount if the Final Price of the Reference Asset is less than the Trigger Price.

Reference Asset Return:	Final Price – Initial Price Initial Price
Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to the Reference Asset will result in the postponement of an Observation Date or the Valuation Date, as described in the product prospectus supplement.

Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a callable pre-paid cash settled contingent income-bearing derivative contract linked to the Reference Asset for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated September 10, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the Issue Date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	The Notes will not be listed on any securities exchange.
Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated September 10, 2018, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement dated September 10, 2018, relating to our Senior Global Medium Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018 and in the product prospectus supplement dated September 10, 2018, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement dated September 10, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038091/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-4	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
HYPOTHETICAL EXAMPLES
The table set out below is included for illustration purposes only. The table illustrates the Payment at Maturity of the Notes (including the final Contingent Coupon, if payable) for a hypothetical range of performance for the Reference Asset, assuming the following terms and that the Notes are not automatically called prior to maturity:
Hypothetical Initial Price:	$100.00*
Hypothetical Trigger Price and Coupon Barrier:	$70.00, which is 70% of the hypothetical Initial Price
Hypothetical Contingent Coupon Rate:	8.50% per annum (or 2.125% per quarter), which is the midpoint of the Contingent Coupon Rate range set forth above.
Hypothetical Contingent Coupon Amount:	$21.25 per quarter
Observation Dates:	Quarterly
Principal Amount:	$1,000 per Note
* The hypothetical Initial Price of $100 used in the examples below has been chosen for illustrative purposes only, and does not represent the expected actual Initial Price. The actual Initial Price will be set forth on the cover page of the final pricing supplement relating to the Notes.
Hypothetical Final Prices are shown in the first column on the left. The second column shows the Payment at Maturity for a range of Final Prices on the Valuation Date. The third column shows the amount of cash to be paid on the Notes per $1,000 in principal amount. If the Notes are called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Coupon Payment Date, for each $1,000 principal amount, $1,000 plus the Contingent Coupon otherwise due on the Notes.

Hypothetical Final Price of the Reference Asset	Payment at Maturity as Percentage of Principal Amount	Payment at Maturity (assuming that the Notes were not previously called)
$150.00	102.125%*	$1,021.25*
$140.00	102.125%*	$1,021.25*
$130.00	102.125%*	$1,021.25*
$120.00	102.125%*	$1,021.25*
$110.00	102.125%*	$1,021.25*
$100.00	102.125%*	$1,021.25*
$90.00	102.125%*	$1,021.25*
$80.00	102.125%*	$1,021.25*
$70.00	102.125%*	$1,021.25*
$69.99	69.99%	$699.90
$60.00	60.00%	$600.00
$50.00	50.00%	$500.00
$40.00	40.00%	$400.00
$30.00	30.00%	$300.00
$20.00	20.00%	$200.00
$10.00	10.00%	$100.00
$0.00	0%	$0.00
*Including the final Contingent Coupon, if payable.

P-5	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated, assuming the Notes have not been called.
Example 1: The price of the Reference Asset increases by 25% from the Initial Price of $100.00 to the Final Price of $125.00. Because the Final Price is greater than the Trigger Price and its Coupon Barrier, the investor receives at maturity, in addition to the final Contingent Coupon otherwise due on the Notes, a cash payment of $1,000 per Note, despite the 25% appreciation in the price of the Reference Asset.
Example 2: The price of the Reference Asset decreases by 10% from the Initial Price of $100.00 to the Final Price of $90.00. Because the Final Price is greater than the Trigger Price and its Coupon Barrier, the investor receives at maturity, in addition to the final Contingent Coupon otherwise due on the Notes, a cash payment of $1,000 per Note, despite the 10% decline in the price of the Reference Asset.
Example 3: The price of the Reference Asset decreases by 60% from the Initial Price of $100.00 to the Final Price of $40.00. Because the Final Price is less than the Trigger Price and its Coupon Barrier, the final Contingent Coupon will not be payable on the Maturity Date, and we will pay only $400.00 for each $1,000 in the principal amount of the Notes, calculated as follows:
Principal Amount + (Principal Amount x Reference Asset Return)
= $1,000 + ($1,000 x -60.00%) = $1,000 - $600.00 = $400.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on theoretical prices of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes.

P-6	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors,” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the trading price of the Reference Asset between the Trade Date and the Valuation Date. If the Notes are not automatically called and the Final Price on the Valuation Date is less than the Trigger Price, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decline in the closing price of the Reference Asset from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If on any Observation Date beginning in April 2021, the closing price of the Reference Asset is greater than or equal to the Call Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus the Contingent Coupon otherwise due on the applicable Call Settlement Date. You will not receive any Contingent Coupons after the Call Settlement Date. You may be unable to reinvest your proceeds from the automatic call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
You May Not Receive Any Contingent Coupons — We will not necessarily make any coupon payments on the Notes. If the closing price of the Reference Asset on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Asset is less than the Coupon Barrier on each of the Observation Dates and on the Valuation Date, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes. Accordingly, if we do not pay the Contingent Coupon on the Maturity Date, you will also incur a loss of principal, because the Final Price will be less than the Trigger Price.

•
The Call Feature and the Contingent Coupon Feature Limit Your Potential Return — The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Asset. In addition, the total return on the Notes will vary based on the number of Observation Dates on which the Contingent Coupon becomes payable prior to maturity or an automatic call. Further, if the Notes are called due to the Call Feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Since the Notes could be called as early as April 2021, the total return on the Notes could be minimal. If the Notes are not called, you may be subject to the full downside performance of the Reference Asset even though your potential return is limited to the Contingent Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Asset.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of any Contingent Coupons, if payable, and the amount due on any relevant payment date is dependent upon our ability to repay our obligations on the applicable payment dates. This will be the case even if the price of the Reference Asset increases after the Trade Date. No assurance can be given as to what our financial condition will be during the term of the Notes.

•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of ours may stop any market-making activities at any time. Even if

P-7	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•
Owning the Notes Is Not the Same as Owning the Reference Asset — The return on your Notes is unlikely to reflect the return you would realize if you actually owned the Reference Asset. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the Reference Asset during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of the Reference Asset may have. Furthermore, the Reference Asset may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Contingent Coupon payments.

•
There Is No Affiliation Between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Investment Advisor or the Index Sponsor — We are not affiliated with the investment adviser of the Reference Asset or the index sponsor of its underlying index. However, we and our affiliates may currently, or from time to time in the future, engage in business with these entities. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other entity prepares. You, as an investor in the Notes, should make your own investigation into the Reference Asset and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
The Policies of the Reference Asset’s Investment Adviser Could Affect the Amount Payable on the Notes and Their Market Value — The policies of the Reference Asset’s investment adviser concerning the management of the Reference Asset, additions, deletions or substitutions of the securities held by the Reference Asset could affect the market price of shares of the Reference Asset and, therefore, the amount payable on the Notes and the market value of the Notes. The amount payable on the Notes and their market value could also be affected if the Reference Asset’s investment adviser changes these policies, for example, by changing the manner in which it manages the Reference Asset, or if the Reference Asset’s investment adviser discontinues or suspends maintenance of the Reference Asset, in which case it may become difficult to determine the market value of the Notes. The Reference Asset’s investment adviser have no connection to the offering of the Notes and have no obligations to you as an investor in the Notes in making its decisions regarding the Reference Asset.

•
Changes that Affect the Underlying Index of the Reference Asset Will Affect the Market Value of the Notes and the Payments on the Notes — The policies of the sponsor of the underlying index of the Reference Asset concerning the calculation of that index, additions, deletions or substitutions of the components of that index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in that index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes, if applicable, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the sponsor changes these policies, for example, by changing the manner in which it calculates the index, or if the calculation or publication of the index is discontinued or suspended.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset — In the ordinary course of their business, our affiliates may have expressed views on expected movement in the Reference Asset or the equity securities that they represent, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Asset may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Asset from multiple sources, and you should not rely solely on views expressed by our affiliates.

•
The Reference Asset and its Underlying Index Are Different — The performance of the Reference Asset may not exactly replicate the performance of its underlying index, because the Reference Asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the performance of the Reference Asset may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in such Reference Asset or due to

P-8	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
other circumstances. The Reference Asset may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.
During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of such Reference Asset may vary substantially from the net asset value per share of such Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of such Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce any payment under the Notes.
•
Management Risk — The Reference Asset is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Reference Asset generally would not sell a security because the security’s issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of its investment advisor may not produce the intended results.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with XBI or the issuers of the securities held by XBI, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

P-9	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
•
The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
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Market Disruption Events and Adjustments — The payment at maturity, each Observation Date, and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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The Securities Included in the Underlying Index of the XBI Are Concentrated in One Sector — All of the securities included in the underlying index of the XBI are issued by companies in the biotechnology industry. As a result, the securities that will determine the performance of the XBI and the level of the underlying index, which the XBI seeks to replicate, are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities included in the underlying index, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in companies in this market sector. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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An Investment in the Notes Is Subject to Risks Associated with the Biotechnology Sector — All of the stocks held by the XBI and included in its underlying index are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, safety of the companies’ products, regulatory influences on the biotechnology market (including receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation, talent attraction and retention, maintaining intellectual property rights and intense industry competition. Any negative developments affecting the biotechnology sector could affect negatively the price of the XBI and, in turn, could have an adverse effect on the value of the Notes and the payments on the Notes.

P-10	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
INFORMATION REGARDING THE REFERENCE ASSET
Information provided to or filed with the SEC relating to the XBI under the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, can be obtained through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of the Reference Asset set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset at any time during the term of the Notes. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.
The SPDR® S&P® Biotech ETF (“XBI”)
The XBI is an investment portfolio maintained and managed by SSgA Funds Management, Inc. (“SSFM”). SSFM is the investment advisor to separate investment portfolios, including the Reference Asset.  The XBI seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the “underlying index”). The underlying index represents the biotechnology sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XBI holds the shares of companies that are in the biotechnology sector.  The XBI trades on NYSE Arca under the ticker symbol “XBI.”
The XBI utilizes a “replication” investment approach in attempting to track the performance of the underlying index. The XBI typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The XBI will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.
The S&P® Biotechnology Select Industry® Index
This underlying index is an equal-weighted index that is designed to measure the performance of the applicable portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.
To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the three following combined size and liquidity criteria:
•	float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%;
•	float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%; or
•	for current constituents, float-adjusted market capitalization above US$300 million and float-adjusted liquidity ratio greater than or equal to 50%.
All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

P-11	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
Eligibility factors include:
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Market Capitalization:  Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

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Liquidity:  The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

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Takeover Restrictions:  At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover:  S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

P-12	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
Historical Information for SPDR® S&P® Biotech ETF (“XBI”)
The graph below illustrates the performance of the Reference Asset from January 1, 2010 to September 30, 2020, assuming an Initial Price of $111.43, which was the closing price of the Reference Asset on September 30, 2020. The red line represents a hypothetical Coupon Barrier and Trigger Price of $78.00, which is equal to 70% of the closing price on September 30, 2020, rounded to two decimal places. The actual Coupon Barrier and Trigger Price will be based on the closing price of the Reference Asset on the Trade Date.

P-13	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 10, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes (for example, upon a rebalancing of the Reference Asset), and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the Notes.

P-14	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about October 20, 2020, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated September 7, 2018. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 7, 2018.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original Issue Date will be required to specify alternative arrangements to prevent a failed settlement.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately 6 months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

P-15	RBC Capital Markets, LLC

Auto-Callable Contingent Coupon Barrier Notes
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-16	RBC Capital Markets, LLC